March 26, 2025

Daniel Paterson
Chief Executive Officer
Verastem, Inc.
117 Kendrick Street, Suite 500
Needham, MA 02494

       Re: Verastem, Inc.
           Registration Statement on Form S-3
           Filed March 20, 2025
           File No. 333-285972
Dear Daniel Paterson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Thomas Danielski